Exhibit 12.2
Union Electric Company Computation Of Ratio Of Earnings To Fixed Charges And Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2000	2001	2002	2003	2004

Net Income	$353,011	$373,836	$343,742	$446,475	$378,670
Add- Extraordinary items net of tax	-	4,848	-	-	-
Net income from continuing operations	353,011	378,684	343,742	446,475	378,670

Taxes based on income	224,149	229,599	193,330	250,669	207,641

Net income before income taxes	577,160	608,283	537,072	697,144	586,311

Add- fixed charges:
Interest on long term debt	121,763	108,768	97,788	92,821	91,621
Other interest	4,219	4,017	7,084	11,878	11,717
Estimated interest cost within rental expense	3,928	3,576	2,852	2,771	2,790
Amortization of net debt premium, discount,
expenses and losses	3,300	3,282	3,530	4,170	5,168

Total fixed charges	133,210	119,643	111,254	111,640	111,296

Earnings available for fixed charges	$710,370	$727,926	$648,326	$808,784	$697,607

Ratio of earnings to fixed charges	5.33	6.08	5.82	7.24	6.26

Earnings required for preferred dividends:
Preferred stock dividends	8,817	8,817	7,683	5,941	5,941
Adjustment to pre-tax basis	4,439	4,299	3,297	2,959	2,891
	13,256	13,116	10,980	8,900	8,832

Fixed charges plus preferred stock dividend
requirements	$146,466	$132,759	$122,234	$120,540	$120,128

Ratio of earnings to fixed charges plus
preferred stock dividend requirements	4.85	5.48	5.30	6.70	5.80